09055035

SE(... IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champion Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Timberlachen Circle, Suite 202
(No. and Street)

Lake Mary, Florida 32746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin L. Champion 407-330-2120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph F. Ryan, CPA
(Name – *if individual, state last, first, middle name*)

746 McKenzie Way South, Old Fort, North Carolina 28762
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin L. Champion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champion Capital Corporation, as of December 31st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VALERIE JOANNE MCCOMACK
MY COMMISSION EXPIRES June 5, 2010
#DD 653016
Bonded thru Troy Fain-Insurance
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

January 30, 2009

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the accompanying statement of financial condition of Champion Capital Corporation as of December 31, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of Champion Capital Corporation at December 31, 2008 and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles. As part of my examination, I have found no discrepancies or material inadequacies between the way net capital was calculated by the Company when filing quarterly FOCUS reports and the way net capital was calculated during my examination.

My examination was made for the purpose of forming an opinion on the basic financial statement, taken as a whole. The information contained in Schedule I, Computation of Net Capital, is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph F. Ryan
Certified Public Accountant

Table of Contents

Champion Capital Corporation
Comparative Statement of Financial Condition
December 31, 2007 and 2008

Assets	2008	2007
Current Assets		
Cash in Bank – Checking	2,832.99	815.36
Cash in Bank-Savings	306.08	300.58
Money Market Funds	6,595.56	7,639.63
Accounts Receivable	0.00	0.00
Total Current Assets	9,734.63	8,755.57
Other Assets		
Loans to stockholders	1,100.00	0.00
Prepaid Expenses	672.42	422.00
Total Other Assets	1,772.42	422.00
Total Assets	11,507.05	9,177.57
Liabilities and Stockholders' Equity		
Loans from Stockholders	0.00	0.00
Accounts Payable	0.00	0.00
Total Liabilities	0.00	0.00
Stockholders Equity:		
Common Stock		
20,000,000 shares Authorized		
1,090,000 Shares Issued		
$.0001 per share Par Value	109.00	109.00
Additional Paid-In Capital	38,181.00	38,181.00
Retained Earnings	<26,782.95>	<29,112.43>
Total Stockholders' Equity	11,507.05	9,177.57
Total Liabilities & Equity	11,507.05	9,177.57

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Income and Expenses
For Year Ended December 31, 2008

Revenues:		
Commissions Received		$51,250.10
Investment Advisory Fees		127,828.46
Interest		160.82
Other Income		1,050.00
	Total Income	180,289.38
Expenses:		
Accounting Fees		1,500.00
Charitable Gifts		443.40
Commissions Paid		97,251.00
Insurance		554.58
FINRA		1,370.00
Office Expenses		13,750.00
Other Expenses		96.00
Taxes		200.00
	Total Expenses	115,164.98
	Net Profit	65,124.40

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2008

	Common Stock	Additional Paid In Capital	Retained Earnings <Deficit>
Balances at December 31, 2003	109.00	38,181.00	<25,062.56>
Capital Additions	0.00	0.00	
Net Loss 2004			1,280.99
Balances at December 31, 2004	109.00	38,181.00	<26,343.58>
Capital Additions	0.00	0.00	
Net Profit 2005			1,002.20
Balances at December 31, 2005	109.00	38,181.00	<25,341.38>
Capital Additions	0.00	0.00	
Dividends Paid to Stockholders			<22,600.00>
Net Profit 2006			17,879.52
Balances at December 31, 2006	109.00	38,181.00	<30,061.86>
Capital Additions	0.00	0.00	
Distributions Paid to Stockholders			<100,500.00>
Net Profit 2007			101,449.43
Balances at December 31, 2007	109.00	38,181.00	<29,112.43>
Capital Additions	0.00	0.00	
Distributions Paid to Stockholders			<62,794.92>
Net Profit 2008			65,124.40
Balances at December 31, 2008	109.00	38,181.00	<26,782.95>

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

December 31, 2008

Subordinated Liabilities at January 1, 2008	$0.00
Increases	0.00
Decreases	0.00
Subordinated Liabilities at December 31, 2008	0.00

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income	65,124.40
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	0.00
Changes in Assets and Liabilities:	
Accounts Receivable	0.00
Prepaid Expenses	<250.42>
Dividends Paid to Stockholders	0.00
Distributions Paid to Stockholders	<62,794.92>
Loans to Stockholders	<1,100.00>
Loans from Stockholders	0.00
Accounts Payable	0.00
Net Change in Cash From Operating Activities	<64,145.34>
Cash Flows from Investing Activities:	
Purchases Funds	0.00
Sales Funds	0.00
Realized Losses	0.00
Net Change in Cash From Investing Activities	0.00
Net Change in Cash	979.06
Cash at Beginning of Period	8,755.57
Cash at End of Period	9,734.63

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income	65,124.40
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	0.00
Changes in Assets and Liabilities:	
Accounts Receivable	0.00
Prepaid Expenses	<250.42>
Dividends Paid to Stockholders	0.00
Distributions Paid to Stockholders	<62,794.92>
Loans to Stockholders	<1,100.00>
Loans from Stockholders	0.00
Accounts Payable	0.00
Net Change in Cash From Operating Activities	<64,145.34>
Cash Flows from Investing Activities:	
Purchases Funds	0.00
Sales Funds	0.00
Realized Losses	0.00
Net Change in Cash From Investing Activities	0.00
Net Change in Cash	979.06
Cash at Beginning of Period	8,755.57
Cash at End of Period	9,734.63

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation

Supplementary Information

Pursuant to Rule 17A-5 of the
Securities Exchange Act 1934
as of December 31, 2008

Champion Capital Corporation
Notes to Financial Statements
December 31, 2008

1. Significant Accounting Policies

General:
The Company was incorporated on September 28, 1989 and capitalized by the purchase of stock by the stockholders.

The Company files quarterly focus reports with the SEC as required under SEC Rule 17A-5, using form X17A's Part IIA.

The Company has remitted all required assessments to the Securities Investor Protection Corporation.

The Company complies with the exemption under SEC Rule 15c3-3 from filing a determination of reserve requirements and information relating to possession and control. This exemption is available since the Company does not put at risk any customer funds or securities.

Revenue and Cost Recognition:

Commission income and expenses are recorded when received or paid. All other revenue and expenses are accounted for using the accrual method of accounting, which recognizes revenues when earned and costs when incurred.

Valuation of Securities Owned

Because FOCUS reports require reporting the market value of securities held, the company's accounting system tracks the current market value of securities. Publicly traded securities are valued at the most recent market price. Shares in Open End Mutual Funds, are valued at the most recent Net Asset Value.

Recognition of Unrealized Capital Gains

Because the company's accounting system tracks the current value of securities owned, if any, its accounting system includes unrealized capital gains on balance sheets and profit and loss statements.

2. Provisions for Income Taxes

   The income tax provision was zero due to pass through income to shareholders of the S Corporation

3. Liabilities Subordinated to Claims of General Creditors

   The Company had no liabilities subordinated to claims of general creditors at December 31, 2008.

4. The Company had no outstanding notes to stockholders as of December 31, 2008:

Schedule I

Champion Capital Corporation

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2008

Total Stockholders' Equity	$9,177.57
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0.00
Other Deductions or Allowable Credits - Deferred Income Taxes Payable	0.00
Total Capital & Allowable Subordinated Liabilities	9,177.57
Deductions and/or Charges	
Non-Allowable Assets - Other Assets	422.00
Net Capital Before Haircuts on Security Positions	8,755.57
Haircuts on Securities	152.79
Net Capital	8,602.78
Less Capital Required	5,000.00
Excess Net Capital	3,602.78
Aggregate Indebtedness	0.00
Net Capital	
Ratio: Aggregate Indebtedness to Net Capital	0%
Reconciliation with Company's Computation As of December 31, 2007	
Net Capital, As Reported in Company's Part IIA (Unaudited) Focus Report	8,603.00
Net Audit Adjustments	0.00
Net Capital Audited December 31, 2008	$8,602.78

January 30, 2009

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the financial statements of Champion Capital for the year ended December 31, 2008 and have issued my report thereon dated January 30, 2009. The company changed from a C Corporation to an S Corporation as of Fiscal Year 2008. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section B of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Champion Capital Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Company's management and of the Securities and Exchange Commission of the United States of America, the State of Florida and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Joseph F. Ryan
Certified Public Accountant

END